RECEIVED
2006 OCT 24 P 2:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ESSILOR

06017896

NEWS RELEASE

PROCESSED
NOV 0 2 2006
THOMSON FINANCIAL

2006 Nine-Month Revenue
Business Firm in Third Quarter

SUPPL

Charenton-le-Pont, France (October 19, 2006) -- Essilor, the world leader in ophthalmic optics, today announced its consolidated revenue for the nine months ended September 30, 2006:

€ millions	**Sept. 30, 2006**	Sept. 30, 2005	Change as reported	**Like-for-like change***
Consolidated revenue	**2,022.6**	1,803.1	12.2%	**7.8%**
Europe	***895.3***	*833.5*	*7.4%*	***6.2%***
North America	***882.9***	*764.1*	*15.6%*	***9.1%***
Asia-Pacific	***175.9***	*149.2*	*17.9%*	***10.8%***
Latin America	***68.5***	*56.3*	*21.6%*	***7.1%***

**Based on a comparable scope of consolidation and at constant exchange rates.*

Consolidated revenue totaled €2,022.6 million for the period, an increase of 7.8% like-for-like and 12.2% as reported. Companies acquired or consolidated in 2005 and 2006 accounted for 3.2% of the growth, while the currency effect declined but remained slightly positive at 1.1%.

Revenue rose 6.4% in the third quarter. At 6.1%, like-for-like growth remained generally strong, amounting to 6% in Europe and North America, 6.2% in Asia-Pacific and 8.9% in Latin America. Changes in the scope of consolidation accounted for 2.4% of third-quarter growth while the currency effect was a negative 2.1% due to the appreciation of the euro against most other currencies.

Essilor continued to benefit from sustained demand for Varilux Physio®, its new mass-market progressive lens, which is now available in a full range of materials and in all regions. Growth was also driven by other lens categories, in particular variable-tint lenses, high-index materials and anti-reflective lenses.

Dw 10/31

Strengthened by the successful integration of acquisitions made in recent years, all of the distribution networks also contributed to the Company's operating performance.

Recent Acquisition

Essilor made 20 acquisitions in the first nine months of 2006. This figure includes the majority stake acquired in **Aspen Optical**, a Mesa, Arizona-based prescription laboratory that distributes Varilux® products and has annual sales of roughly $6.6 million.

A conference call will be held today at 10 a.m. France time.

The number to dial is: +44 (0)161 601 8920

The conference will be available for later listening at:

http://hosting.3sens.com/Essilor/20061019-5E1FC450/en

Next financial announcement

Revenue for 2006 will be released on January 25, 2007

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 16 production sites, 215 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index. Codes and symbols: ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF FP.

Investor Relations and Financial Communications

Véronique Gillet

Phone: +33 (0)1 49 77 42 16

COMMUNIQUE

Chiffre d'affaires 9 mois 2006

Un bon niveau d'activité au troisième trimestre

Charenton-le-Pont (19 octobre 2006) – Au 30 septembre, le chiffre d'affaires consolidé d'Essilor International, numéro un mondial de l'optique ophtalmique, s'établit comme suit :

En millions d'euros	**30/09/2006**	30/09/2005	Variation publiée	**Croissance organique (*)**
Chiffre d'affaires consolidé	**2 022,6**	1 803,1	+ 12,2 %	**+ 7,8 %**
Europe	***895,3***	*833,5*	*+ 7,4 %*	***+ 6,2 %***
Amérique du Nord	***882,9***	*764,1*	*+ 15,6 %*	***+ 9,1 %***
Asie Océanie	***175,9***	*149,2*	*+ 17,9 %*	***+ 10,8 %***
Amérique latine	***68,5***	*56,3*	*+ 21,6 %*	***+ 7,1 %***

(*) À structure et taux de change constants.

Au 30 septembre 2006, le chiffre d'affaires consolidé d'Essilor atteint 2 022,6 millions d'euros en progression de 7,8 % en croissance organique et de 12,2 % en variation réelle.
L'effet de périmètre s'élève à 3,2 % et recouvre les sociétés acquises ou incorporées en 2005 et 2006.
L'effet de change se réduit mais reste légèrement positif (+ 1,1 %).

Au troisième trimestre 2006, le chiffre d'affaires consolidé d'Essilor affiche une augmentation de 6,4 %. La croissance organique du groupe (+ 6,1 %) est restée soutenue globalement et, par région, les ventes ont progressé en base homogène de 6 % en Europe et en Amérique du Nord, de 6,2 % en Asie Pacifique et de 8,9 % en Amérique latine.
L'effet de périmètre a représenté 2,4 % et l'effet de change est négatif (- 2,1 %) en raison de l'appréciation de l'euro contre la plupart des monnaies.

Essilor continue de bénéficier du succès de Varilux Physio®, son nouveau verre progressif généraliste, qui est maintenant disponible dans tous les matériaux et dans toutes les zones géographiques.
Les autres catégories de verres, et notamment les verres photochromiques, les matériaux à hauts indices et les verres antireflet, nourrissent également la croissance du groupe.

De plus, l'ensemble des réseaux de distribution participe à la bonne marche d'Essilor, leur dynamisme étant renforcé par l'intégration réussie des acquisitions réalisées au cours des dernières années.

Nouvelle acquisition

En 2006, Essilor a déjà réalisé 20 acquisitions à fin septembre. Ce chiffre inclut une prise de participation majoritaire dans **Aspen Optical**, un laboratoire de prescription, situé à Mesa, Arizona, Etats-Unis. Aspen est un distributeur de produits Varilux® et réalise des ventes annuelles de l'ordre de 6,6 millions de dollars.

Une conférence téléphonique en français aura lieu ce jour à 9 heures.

Le numéro à composer est : 01 72 28 08 31.

Elle sera retransmise en différé sur Internet et accessible par le lien suivant :

http://hosting.3sens.com/Essilor/20061019-5E1FC450/fr

Prochain rendez-vous :

Le chiffre d'affaires de l'exercice 2006 sera publié le 25 janvier 2007.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 16 sites de production, de ses 215 laboratoires de prescription (finition des verres) et de ses réseaux de distribution.

L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40.

Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF FP.

Relations Investisseurs et Communication Financière

Véronique Gillet

Tél. : 01 49 77 42 16